JACOB FUNDS INC.

Multiple Class Plan Pursuant to Rule 18f-3

This Multiple Class Plan (the “Plan”) has been adopted by the Board of Directors of Jacob Funds Inc. (the “Company”) on behalf of its series, Jacob Small Cap Growth Fund and Jacob Micro Cap Growth Fund (each a “Fund” and, collectively, the “Funds”).  The Board has determined that the Plan, including the expense allocation, is in the best interests of each class of each Fund and the Company as a whole.  The Plan sets forth the provisions relating to the establishment of multiple classes of shares (“Shares”) for the Funds.

1.           The Funds shall offer two classes of Shares, known as Investor Class Shares and Institutional Class Shares.

2.           Neither the Investor Class Shares nor the Institutional Class Shares carry a front-end sales charge.

3.           The distribution and shareholder servicing plan adopted by the Company pursuant to Rule 12b-1 (the “12b-1 Plan”) under the Investment Company Act of 1940, as amended (the “1940 Act”), associated with Investor Class Shares may be used to pay Quasar Distributors, LLC (the “Distributor”) or others to assist in the promotion and distribution of Investor Class Shares.  Payments made under the 12b-1 Plan may be used for, among other things: (a) expenses incurred by such parties in the promotion and distribution of Investor Class shares, including but not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparation and distribution of sales literature and related expenses, advertisements, and other distribution-related expenses, as well as any distribution fees paid to securities dealers or others; and (b) furnishing personal services and maintaining shareholder accounts, which services include, among other things, assisting in, establishing and maintaining customer accounts and records, assisting with purchase and redemption requests, arranging for bank wires, monitoring dividend payments from a Fund to customers, receiving and answering correspondence, and aiding in maintaining their respective customers; all such services being provided in connection with the Funds’ Investor Class Shares.  Agreements for the payment of fees to others shall be in a form which has been approved from time to time by the Company’s Board of Directors, including the Directors who are not “interested persons” as defined in the 1940 Act (“Independent Directors”).

The 12b-1 Plan shall operate in accordance with Rule 12b-1 under the 1940 Act, as well as NASD Rule 2830(d) of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., as both may be amended from time to time

4.           Differences in expenses as between Investor Class Shares and Institutional Class Shares shall relate to differences in the 12b-1 Plan expenses paid by each Fund’s Investor Class Shares and Institutional Class Shares, as described in the 12b-1 Plan.  In addition, the Funds reserve the right, subject to approval by the Board of Directors, to allocate fees and expenses of the following nature to a particular class of Shares of the Funds (to the extent that such fees and expenses actually vary among each class of Shares or vary by types of services provided to each class of Shares of the Funds):

(a)	transfer agency and other recordkeeping costs;

(b)	Securities and Exchange Commission and blue sky registration or qualification fees;

(c)
printing and postage expenses related to printing and distributing class specific materials, such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class of Shares;

(d)	audit or accounting fees or expenses relating solely to such class;

(e)	the expenses of administrative personnel and services as required to support the shareholders of such class;

(f)	litigation or other legal expenses relating solely to such class of Shares;

(g)	Directors’ fees and expenses incurred as a result of issues relating solely to such class of Shares; and

(h)	other expenses subsequently identified and determined to be properly allocated to such class of Shares.

Except for any expenses that are allocated to a particular class as described above, all expenses incurred by the Funds will be allocated to each class of Shares of each Fund on the basis of the net asset value of each such class in relation to the net asset value of each such Fund.

5.           Income and realized and unrealized capital gains and losses of each Fund will be allocated to each class of Shares on the basis of the net asset value of each such class in relation to the net asset value of the Fund.

6.           There shall be no conversion features associated with Investor Class Shares and Institutional Class Shares.

7.           Each class will vote separately with respect to any agreement or plan related to that class.

8.           On an ongoing basis, the Company’s Board of Directors, pursuant to its fiduciary responsibilities under the 1940 Act, and otherwise, will monitor the Funds for the existence of any material conflicts between the interests of the two classes of Shares.  The Directors, including a majority of the Independent Directors, shall take such action as is reasonably necessary to eliminate any such conflict that may develop.

9.           All material amendments to this Plan must be approved by a majority of the Company’s Directors, including a majority of the Independent Directors.

10.           So long as the Plan is in effect, the Company’s Board of Directors must satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act.

Adopted:  November 12, 2012